Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-16

PolyMet announces shareholder authorized 1-for-10 reverse stock split

St. Paul, Minn., August 21, 2020 – The board of directors of PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM, today announced a 1-for-10 reverse stock split of its common shares effective on August 26, 2020,  at 12:01 a.m. Pacific time. The company’s common shares will begin trading on a split adjusted basis on both the NYSE American and Toronto Stock Exchange under their current symbols at such date; the new CUSIP number is 731916409 and the new ISIN number is CA7319164090.

At PolyMet’s annual general and special meeting of shareholders held on June 24, 2020, shareholders authorized the board of directors, at its discretion, to effectuate a reverse stock split up to a 1-for-10 basis.

At the effective time, every ten issued and outstanding common shares of the company will be converted into one share of the company’s common shares. The reverse stock split will result in the number of issued and outstanding common shares of PolyMet being reduced from 1,006,997,495 to approximately 100,699,749 shares. Each shareholder will hold the same percentage of common shares outstanding immediately after the reverse stock split as held immediately prior to the action. No fractional shares will be issued in connection with the reverse stock split, and all fractional shares will be rounded down to the nearest whole share.

Registered shareholders holding physical share certificates will receive by mail a letter of transmittal advising of the reverse stock split and containing instructions. Holders of common shares of the company who hold uncertificated common shares (i.e. common shares held in book-entry form and not represented by physical share certificate), either as a registered holder or beneficial owner, will have their existing book-entry account(s) electronically adjusted by the company’s transfer agent, or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit. Such holders do not need to take any additional actions to exchange their pre-reverse stock split common shares for post-reverse stock split common shares.

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About PolyMet
PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world’s major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium – metals vital to global carbon reduction efforts – in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region’s established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.